July 21, 2005

VIA U.S Mail and Facsimile to (516) 239-2508
Mr. Jesse Dobrinsky, President
Cargo Connection Logistics Holding, Inc.
600 Bayview Avenue
Inwood, NY 11096

Re:	Cargo Connection Logistics Holding, Inc.
	Item 4.01 Form 8-K
      Filed June 22, 2005
	File No. 0-28223

Dear Mr. Dobrinsky:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise paragraph (1)(i) to indicate that the former accountant was dismissed. See Item 304(a)(1) of Regulation S-B.
2. Please revise paragraphs (1)(iii) and (iv) to indicate that the most recent interim period for which there were no disagreements or reportable events extends through June 17, 2005, the date of dismissal. See Item
304(a)(1)(iv) of Regulation S-B.
3. Provide a copy of these revised disclosures to the former accountant and request that it provide an updated letter addressed to the Commission stating whether or not it agrees with the revise statements. File the updated letter at Exhibit 16. See Item 304(a)(3) of Regulation S-B.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Gabrielle Malits at
(202) 551-
3702.

								Sincerely,



								Jill Davis
								Branch Chief


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Mr. Jesse Dobrinsky
Cargo Connection Logistics Holding, Inc.
July 21, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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